Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

07026365

UNIVAR

SEC MAIL RECEIVED PROCESSING
AUG 21 2007
WASH. D.C. 186 SECTION

August 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Enclosure

9/14

This is a joint press release of Univar N.V. and Ulixes B.V. pursuant to the provisions of Section 9b, sub-section 1, of the Dutch Securities Trade Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). Not for release, distribution or publication, in whole or in part, in or into Australia, Canada, Japan and Italy.

CVC
Capital Partners

UNIVAR

Rotterdam, Amsterdam, the Netherlands - 20 August 2007

Recommended cash offer of EUR 53.50 per ordinary share, cum dividend, of Univar N.V. – Offer Memorandum available

With reference to the press releases dated 9 July 2007 and 8 August 2007, Ulixes B.V. (the ***Offeror***), a company indirectly via Ulysses Luxembourg S.a.r.l. controlled by funds advised and managed by CVC Capital Partners (***CVC***), and Univar N.V. (***Univar***) jointly announce that the Offeror is making a recommended public offer (the ***Offer***) for all the issued and outstanding ordinary shares in the share capital of Univar N.V. (the ***Shares***). Reference is made to the advertisement published in the Daily Official List, De Telegraaf, Het Financieele Dagblad and the Wall Street Journal.

The Offer is on the terms of and subject to the conditions and restrictions contained in the offer memorandum dated 20 August 2007 (***Offer Memorandum***), available as per today as further described below.

Key Highlights

- The Offer is an all-cash offer for all the Shares at an offer price of EUR 53.50 cum dividend per Share;

- The tender period (the ***Tender Period***) begins on 21 August 2007 at 09:00 hours, Amsterdam time and ends on 19 September 2007 at 15:00 hours, Amsterdam time;

- The conditions to the Offer include an acceptance level of at least 95%, with a unilateral possibility for the Offeror to waive-down to 80%;

- Univar will convene an EGM on 4 September 2007 to explain and discuss the Offer;

- The supervisory board and the management board of Univar, having carefully taken into account the interests of all stakeholders, have negotiated the terms and conditions of the Offer and have secured certain customary undertakings from the Offeror for the protection of the interests of Univar's stakeholders. The supervisory and the management boards have concluded that the Offer is fair from a financial point of view and unanimously recommend the Offer to Univar shareholders; and

- HAL Holding N.V. (***HAL***), holding approximately 26.6% of the issued share capital of Univar, has committed to tender its Shares to the Offeror under the terms and conditions as included in the Offer Memorandum.

Offer Memorandum

The Offer will be subject to the terms and conditions as set out in the offer memorandum (the ***Offer Memorandum***). Shareholders should carefully read the Offer Memorandum including all of the terms, conditions and restrictions of the Offer. The Offer Memorandum will be available as of today on the terms as described hereunder.

Extraordinary general meeting of Shareholders

The Offer will be explained and discussed during an extraordinary meeting of Shareholders by the management board and supervisory board of Univar, in compliance with the provisions of Section 9q of the Dutch Securities Trade Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995) (***Bte***), that will be held at 10.00 hours in Amsterdam on 4 September 2007 (Amsterdam time).

The Tender Period of the Offer

The tender period (the ***Tender Period***) begins on 21 August 2007 at 09:00 hours, Amsterdam time and ends on 19 September 2007 at 15:00 hours, Amsterdam time (the ***Tender Offer Closing Date***), unless extended in accordance with Article 9o paragraph 5 of the Bte 1995. The Offeror will ultimately declare if the Offer will be made unconditional five business days after the Tender Offer Closing Date, unless the Tender Period has been extended in accordance with the conditions of the Offer Memorandum (the ***Postponed Tender Period***).

Extension

Extension of the Tender Period by The Offeror may occur one or more times as set out in the Offer Memorandum. Ultimately on the third busines day after the end of the Tender Period at 15.00 hours, Amsterdam time, the Offeror will make a public announcement that the Tender Period will be extended, in accordance with the article 9o subsection 5 of the Bte. During an extension of the Tender Period, any Shares previously tendered will remain subject to the Offer, subject to the right of each Shareholder to withdraw the Shares he or she has already tendered in accordance with article 9o subsection 5 of the Bte.

Acceptance by Shareholders

Shareholders who hold their Shares through a bank or stockbroker are requested to make their acceptance known, in accordance with the Tender Period, through their bank or stockbroker to ING Bank N.V., ING Wholesale Banking Securities Services, department Paying Agency Services (BV 06.01), Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands (the ***Settlement Agent***).

Admitted institutions of Euronext Amsterdam (***Admitted Institutions***) may tender their Shares only by fax (+31 20 797 9607) to the Settlement Agent followed by a written confirmation.

In submitting the acceptance, the Admitted Institutions are required to declare that they have the tendered Shares in their administration and they undertake to transfer these Shares to the Offeror, provided that the Offer has been declared unconditional.

Holders of Shares individually recorded in the shareholders register of Univar wishing to accept the Offer in respect of such Shares must deliver a completed and signed acceptance form to the

Settlement Agent, in accordance with the terms and conditions of the Offer, not later than 19 September 2007 at 15:00 hours, Amsterdam time, unless the Tender Period is extended. The acceptance forms are available upon request from the Settlement Agent. The acceptance form will serve as a deed of transfer (*akte van levering*) with respect to the Shares referenced therein.

Declaring the Offer unconditional

The Offer shall be subject to the fulfilment of the Offer Conditions, including, but not limited to the commitment of the Offeror to declare the Offer unconditional if certain terms and conditions have been fulfilled to the satisfaction of the Offeror. The Offeror reserves the right to waive any of the Offer Conditions prior to the last day of the Tender Period or the last day of the Postponed Tender Period.

The Offeror will determine by no later than 15:00 hours, Amsterdam time, on the fifth business day following the Tender Offer Closing Date or the Postponed Tender Offer closing date, as the case may be, such date being the acceptance announcement date (the ***Acceptance Announcement Date***), whether the offer conditions included in Section 5.7 of the Offer Memorandum (the ***Offer Conditions***) have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer will be declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by the Offeror, all in accordance with Article 9t, paragraph 4 of the Bte 1995.

The announcement, if any, by the Offeror that there is still uncertainty as to the fulfilment of any of the Offer Conditions does not mean that any Shareholder will have the right to withdraw any tender of Shares or that any tendered Share shall be deemed to be automatically withdrawn.

Payment of the Offer Price; Commission

Unless the Tender Period has been extended, the Shareholders that validly tendered and delivered their Shares will receive the Offer Price after the Offer has been declared unconditional, the fifth business day after the Acceptance Announcement Date.

Admitted Institutions shall receive from the Settlement Agent on behalf of the Offeror a commission in the amount of EUR 0.043 in respect of each Share validly tendered and delivered (geleverd), up to a maximum of EUR 5,000 (five thousand Euro) per Shareholder tender. No costs will be charged to the Shareholders by the Offeror or by Univar for the delivery and payment of the Shares. Shareholders should be aware that in some instances, however, costs may be charged by foreign institutions involved in the delivery and payment of the Shares.

***Subsequent Tender Period** (na aanmelding)*

On the Acceptance Announcement Date, the Offeror may announce a Subsequent Tender Period of up to fifteen business days.

Irrevocable undertaking

HAL, holding approximately 26.6% of the issued share capital of Univar, has committed to tender its Shares to the Offeror under the terms and conditions of the Offer Memorandum. The irrevocable undertaking by HAL contains certain customary undertakings and conditions including that HAL will not tender its shares to any third party offeror at a price below EUR 57.50 per Share.

Shareholdings of members of the management board and supervisory board

None of the members of the supervisory board or the management board of Univar own any Shares.

Arrangement with Stichting Univar

Stichting Univar renounces its option rights under the cumulative preference shares call option agreement between Univar and Stichting Univar, subject to the Offer becoming unconditional.

Further information

The information in this announcement is not complete and for further information reference is made to the Offer Memorandum. The Offer Memorandum contains details of the Offer and is published in the English language with a summary in the Dutch language. Shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the content of the Offer Memorandum and the Offer itself. Copies of this Offer Memorandum are available free of charge at the headquarters of Univar:

Univar
Blaak 333, 11e verdieping
3011 GB Rotterdam
Nederland
telefoon: +31 (0)10 275 7800
fax: +31 (0)10 414 6863
www.univarcorp.com

as well as the offices of ING Corporate Finance

ING Corporate Finance
Foppingadreef 7
1102 BD Amsterdam Z-O
Nederland
telefoon +31 (0)20 563 8521
fax +31 (0)20 563 8503
email: cfprospectus@ingcf.com

For further information about Univar and the Offer reference is made to the website www.univarcorp.com. The Univar website does not constitute a part of, and is not incorporated by reference into the Offer Memorandum.

Copies of the Univar Articles of Association and the financial information of Univar relating to the annual financial statements (jaarrekening) of Univar for the financial year 2006, the financial year 2005 and the financial year 2004 are available free of charge at the offices of Univar and ING Corporate Finance. The proposed amended Articles of Association of Univar are available free of charge at the offices of Univar.

Further announcements with respect to the Offer

All further announcements in connection with the Offer will be by press release or published in *Het Financieele Dagblad, De Telegraaf* and in the *Daily Official List of Euronext Amsterdam* as well as in the *Wall Street Journal.*

Restrictions

The Offer, the distribution of this Offer Memorandum, all related materials and making of the Offer in jurisdictions other than the Netherlands may be restricted by law, included but not limited to Australia, Canada, Japan and Italy may be subject to legal restrictions. The Offer is not being made in any jurisdiction in which the making of the Offer would not be in compliance with the law.

Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction. Neither the Offeror, nor Univar, nor any of their advisers accepts any liability for any violation by any person of any such restriction.

Press Enquiries

CVC
Edwin van Wijk (Hill & Knowlton – The Netherlands): + 31 20 404 4704

Univar
Claire Verhagen (Citigate First Financial): +31 20 575 4018

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Recommended cash offer of EUR 53.50 per ordinary share, cum dividend, of Univar N.V. – Offer Memorandum available, Dated August 20th, 2007

END